Exhibit 99.8

February 24, 2024

Strictly Private and Confidential

VIA ELECTRONIC MAIL

Astra Space, Inc.

1900 Skyhawk Street

Alameda, California 94501

Dear Members of the Special Committee of the Board of Directors,

As requested by the Special Committee, we are pleased to submit this revised proposal concerning the potential acquisition (the “Revised Proposal”) of 100% of the outstanding share capital of Astra Space, Inc. (“Astra” or the “Company”) led by Chris Kemp (“Kemp”) and Dr. Adam London (“London”) (together, “we”) not already owned directly or indirectly by Kemp and London.

We, together with our team of external advisors, have dedicated substantial time and resources evaluating the Company’s liquidity position and its business and growth prospects as a private company since our initial proposal dated November 8, 2023. Due to our investment of resources, we have completed our due diligence and solidified the financing required to close a transaction notwithstanding the difficult financial markets and the Company’s performance during the interim period. We have substantially advanced drafts of the definitive transaction agreement and related documents and believe we would be in a position to promptly execute definitive documentation on the terms below and as discussed with your advisors.

We have revised our offer price to $0.50 per share for the Company for several reasons, including but not limited to (i) the continued cash burn resulting from delay in reaching an agreement; (ii) higher non-operating expenses related to the Company’s use of multiple third party advisors to address the Company’s liquidity needs and assess options outside of this proposed transaction; (iii) Special Committee, customer and investor requirements for sufficient cash to be on the Company’s balance sheet at closing of a transaction to support go forward operations; and (iv) the urgent need for the Company to identify a sustainable solution satisfactory to the Special Committee as an alternative to imminent bankruptcy, transposed with the amount of investor capital that we have identified to date in support of this transaction.

We, as current shareholders, will also be diluted by this lower price and our ownership and control of the Company will be significantly diminished. That said, we believe that taking the Company private and delivering some equity value to shareholders is a superior alternative to taking the Company through a liquidation or reorganization process that would likely impair the Company commercially and result in zero proceeds to shareholders. In addition, we believe the holders of the convertible notes are supportive of the proposed transaction and being long-term investors in Astra.

As you know, we have been tirelessly working to identify both investor capital and customer support to fund this transaction and bridge the Company’s cash flow needs from signing to closing. Since our initial offer, the convertible notes have received an incremental $10.4 million in funding and we have identified several customers who view Astra as an essential supplier and have agreed to fund an additional $8.6 million of cash into the Company promptly to support future orders. This cash contribution has been put on hold by the Special Committee subject to identification of a long-term solution. We believe that this Revised Proposal outlines a long-term solution and encourage the Special Committee to immediately authorize these commercial arrangements. In addition, our Revised Proposal would increase the authorized amount of the convertible notes by approximately $6 million, allowing for future funding by investors should it be necessary to reach transaction closing.

Our investors have all signaled support for this Revised Proposal and are standing by for agreement on definitive documentation. We believe we could sign the merger agreement early this week with your full engagement.

The following summarizes our Revised Proposal:

1.

Purchase Price. A newly formed entity (“Newco”) will purchase 100% of the outstanding share capital of Astra not already owned directly or indirectly by Kemp and London or other investors into Newco for $0.50 per share. Newco will pay 100% of the purchase price in cash at the completion of the transaction (the “Closing Date”). Based on approximately 15 million current shares outstanding (assuming conversion and rollover of the convertible notes), we estimate that the purchase of the Company’s outstanding stock would require approximately $45 million in cash funding, including transaction fees and an expectation of $20 million to the Company’s balance sheet at closing (Appendix A).

2.

Key Assumptions. Our Revised Proposal is based on the cash and debt positions of the Company at present and expected at closing, transaction expenses as well as the expected funding required for the Company to continue to operate through the Closing Date. This includes the incremental cash burn and professional fees incurred by the Company over the last several weeks versus what was previously understood at the time of our initial proposal as the Special Committee engaged restructuring focused consultants and advisors. Our Revised Proposal also contemplates a minimum of $20 million of cash on the balance sheet at closing to satisfy investors and customers and allow Astra to meet its strategic and financial objectives as a privately-held company.

3.

Financing. We have arranged equity and rollover commitments for the amounts necessary to consummate the transaction. We are willing to provide a schedule detailing funding and access to these investors so that you may verify this. We expect the support of key customers upon agreement with this transaction and have identified approximately $8.6 million ready to fund into the Company via commercial arrangements.

4.

Transaction Documents. We are ready to finalize the definitive documents for the transaction, including the merger agreement, equity commitment letter, and rollover commitment letter and anticipate that we will be in a position to promptly execute. We are confident we can resolve any potential issues to the mutual satisfaction of the parties to meet our timeline.

5.

Additional Information. Please note that this Revised Proposal is an expression of interest only, and we reserve the right to withdraw or modify our Revised Proposal in any manner at any time. We reserve the right, at our absolute discretion, to cease our evaluation of and withdraw from pursuing the Revised Proposal at any time without liability to any person or otherwise vary its terms and conditions, as a result of the diligence review, prevailing market conditions or otherwise. This Revised Proposal does not constitute an offer to sell or the solicitation of an offer to buy any securities. This Revised Proposal is not intended to, and will not, impose any legal obligations upon the parties, which obligations can only be created upon execution and delivery of binding agreements and then only to the extent provided for therein.

This Revised Proposal shall be governed by and construed in accordance with the laws of the State of Delaware.

We are highly focused on signing and subsequently closing a transaction with the utmost speed and certainty, and are prepared to commit all of the resources necessary. Please do not hesitate to reach out to us or our advisors with any questions. Time is of the essence and we expect your prompt reply.

Yours sincerely,

Chris Kemp and Dr. Adam London

/s/ Chris Kemp    /s/ Adam London

CC:

Stephen Amdur, Pillsbury Winthrop Shaw Pittman LLP, Partner

Matthew Hughes, Moelis & Company LLC, Managing Director

Appendix A: Sources & Uses

($ in millions, except per share data)
	Purchase Price Offer @ $0.50 Per Share
Illustrative Cash Sources	$	%
Equity Contributed by Certain Accredited Investors	$44.0	95%
Release of Segregated Funds	2.4	5%

Total Illustrative Cash Sources	$46.4	100%

Illustrative Cash Uses	$	%
Estimated Cash to Non-Rolling Shareholders	$7.7	17%
Estimated Seller Transaction Fees	4.6	10%
Estimated Buyer Transaction Fees	5.8	13%
D&O Insurance Tail Policy	3.4	7%
Margin for Delays	5.0	11%
Cash to Balance Sheet for Post-Close Operations	20.0	43%

Total Illustrative Cash Uses	$46.4	100%

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